[Winston & Strawn LLP Letterhead]

September 28, 2010

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Facsimile: (703) 813-6984

Attn: Karen J. Garnett

         Angela R. McHale

Re:	Diamond Management & Technology Consultants, Inc. Preliminary Proxy Statement Filed September 15, 2010 File No. 000-22125

Dear Ms. Garnett:

On behalf of Diamond Management & Technology Consultants, Inc., a Delaware corporation (the “Company”), set forth below is the Company’s response to the Staff’s letter dated September 28, 2010, regarding the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Securities and Exchange Commission on September 15, 2010. We have addressed your September 28, 2010 letter by reproducing the comment below, in bold type, and providing the Company’s response immediately following such comment.

The Merger, page 23

1.	Please disclose how PwC plans to finance the acquisition. If financing is not assured, please revise your proxy to include the information required by Item 14(c)(1) of Schedule 14A or tell us why this information is not material. Refer to Instruction 2 to Item 14. We note from your disclosure throughout the proxy statement that the merger is not contingent upon PwC obtaining financing.

Response:

PricewaterhouseCoopers LLP (“PwC”) has advised the Company that it intends to finance the merger with cash on hand. The Company will revise its disclosure in the Proxy Statement as set forth below. Please note that our proposed additions to the existing disclosure appear in bold, underlined type.

Questions and Answers About the Merger and the Annual Meeting, p. 3 of the Proxy Statement

“Q: Is the merger contingent upon PwC obtaining financing?

A: No. The completion of the merger is not contingent upon PwC or Merger Sub obtaining financing. PwC intends to finance the merger with cash on hand.”

Securities and Exchange Commission

September 28, 2010

Summary Term Sheet – Financing of the Transaction, page 8 of the Proxy Statement (addition of new subsection after “Summary Term Sheet – The Merger” and before “Summary Term Sheet – Treatment of Other Equity Securities”)

“Financing of the Transaction (p. 23)

The completion of the merger is not contingent upon PwC or Merger Sub obtaining financing. PwC intends to finance the merger with cash on hand.”

The Merger – Financing of the Transaction, page 23 of the Proxy Statement (addition of new subsection after “The Merger – Introduction” and before “The Merger – The Companies”)

“Financing of the Transaction

The completion of the merger is not contingent upon PwC or Merger Sub obtaining financing. PwC intends to finance the merger with cash on hand.”

In connection with responding to the Staff’s comment, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments about the response in this letter, please call me at (312) 558-7510 or Leland M. Hutchinson at (312) 558-7336.

Sincerely,

/s/ Brian M. Schafer
Brian M. Schafer

cc:	Adam J. Gutstein, Diamond Management & Technology Consultants, Inc.
Karl E. Bupp, Diamond Management & Technology Consultants, Inc.
Leland E. Hutchinson, Winston & Strawn LLP